RMS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2017
REGISTRATIONS BRANCH
15

17005222

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 68071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Dynamics Broker Dealer LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue, 19th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emma Anderson (212) 798-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars LLP
(Name – *If individual, state last, first, middle name*)

135 West 50th Street	New York	New York	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Hina Ahmad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Dynamics Broker Dealer LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Gloria J Seron

Notary Public

GLORIA J. SERON
Notary Public, State of New York
No. 01SE6311854
Qualified in New York County
Commission Expires September 22, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL DYNAMICS BROKER DEALER LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2016

CAPITAL DYNAMICS BROKER DEALER LLC

CONTENTS

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
Capital Dynamics Broker Dealer LLC

We have audited the accompanying statement of financial condition of Capital Dynamics Broker Dealer LLC, (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Dynamics Broker Dealer LLC, as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 13, 2017

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

CAPITAL DYNAMICS BROKER DEALER LLC

STATEMENT OF FINANCIAL CONDITION
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

December 31, 2016

ASSETS		
Cash	$	87,384
Receivable from Parent		99,490
Prepayments		21,529
	$	208,403
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses	$	9,282
Member's equity		199,121
	$	208,403

See accompanying notes to financial statement.

CAPITAL DYNAMICS BROKER DEALER LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Capital Dynamics Broker Dealer LLC (the "Company") is a wholly-owned subsidiary of Capital Dynamics, Inc. ("Parent"). The Company is engaged in serving as placement agent to private investment companies (solely those private investment companies sponsored by one or more of its affiliates). The Company does not maintain customer accounts, engage in proprietary trading, or serve as underwriter in public offerings. The Company commenced operations in August 2009.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Credit Risk

The Company maintains its cash in a single bank account at a federally insured banking insitution.

Revenue Recognition – Success Fees

Success fees are recognized in the period that they are earned and consist of fees earned based on a percentage of (i) the amount invested on closing in the funds managed by Parent, (ii) the management fee received in respect to a subscription or (iii) the contractual value of a binding contract, provided that such fees amount to at least 105% of the related sales commission expenses, pursuant to the Private Placement Agent Engagement with Parent.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. Accordingly, the Company has not provided for federal or state income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition at December 31, 2016. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $78,000, which was approximately $73,000 in excess of its minimum net capital requirement of $5,000.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

4. Related party transactions

As of December 31, 2016, the Company had a non-interest bearing receivable from Parent of $99,490 which is due on demand.

The Company provides private placement agent services to Parent and receives a success fee for these services. Success fees amounted to approximately $370,000 for the year ended December 31, 2016.

The Company was recharged approximately $353,000 by Parent for sales commission expenses to registered representatives for the year ended December 31, 2016.

Pursuant to a separate agreement, (the "Agreement"), with Parent, the Company recognizes certain general and administrative expenses (such as rent, office expenses, and other fees) based on the terms and conditions per the Agreement. General and administrative expenses under this Agreement amounted to $24,000 for the year ended December 31, 2016. Consulting fees under this Agreement amounted to $9,600 for the year ended December 31, 2016.

During December 2016, the Parent contributed an additional $100,000 as a capital infusion into the Company.

5. Subsequent Events

In January 2017, the Company amended its Private Placement Agent agreement with the Parent to allow for a $6,000 retainer fee to be paid on a monthly basis in addition to the success fees.

In January 2017, the Company also amended its Agreement with the Parent. Allocations of expenses under the amended Agreement are estimated to be approximately $12,000 for general and administrative expenses, consulting fees of $9,600, and other charges (such as FINRA registration fees, audit fees, training, and other expenses) of approximately $37,000.